Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
ANNOUNCEMENT OF THE RESOLUTIONS PASSED
AT THE ANNUAL GENERAL MEETING
AND
DISTRIBUTION OF FINAL DIVIDEND
The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Friday, 4 June 2010 (the “AGM”).
Final dividend of the Company for the year ended 31 December 2009 will be distributed on or before Tuesday, 24 August 2010.
I.	VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 4 JUNE 2010
The AGM was held on Friday, 4 June 2010 at 9:30 a.m. at Conference Room Xiang Jian Huan, 3/F, Shangri-la Hotel, 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou, Guangdong Province, the People’s Republic of China (the “PRC”).
There were a total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 21,901,672,039 shares, representing 77.4877% of the total voting shares of the Company were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Chao, Chairman of the Board.

Commission File Number 001-31914
The poll results in respect of the resolutions proposed at the AGM are as follows:

							Attending and
	For		Against		Abstain		Voting
	No. of shares		No. of shares		No. of shares
Resolutions	voted	%	voted	%	voted	%	No. of shares
I. As ordinary resolutions:
1 To consider and approve the Report of the Board of Directors of the Company for the year 2009.	21,880,172,939	99.901838	130,185	0.000594	21,368,915	0.097568	21,901,672,039
The resolution was duly passed as an ordinary resolution.
2 To consider and approve the Report of the Supervisory Committee of the Company for the year 2009.	21,896,687,634	99.977241	128,020	0.000585	4,856,385	0.022174	21,901,672,039
The resolution was duly passed as an ordinary resolution.
3 To consider and approve the Audited Financial Statements of the Company and the Auditor’s Report for the year ended 31 December 2009.	21,564,745,662	98.461641	102,000	0.000466	336,824,377	1.537893	21,901,672,039
The resolution was duly passed as an ordinary resolution.
4 To consider and approve the Profit Distribution and Cash Dividend Distribution Plan of the Company for the year 2009.	21,896,595,869	99.976823	256,825	0.001173	4,819,345	0.022004	21,901,672,039
The resolution was duly passed as an ordinary resolution.
5 To consider and approve the Resolution on the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company, and PricewaterhouseCoopers, respectively, as the PRC auditor and international auditor of the Company for the year 2010 and to authorize the Board of Directors to determine their remuneration.	21,826,611,266	99.657283	16,474,495	0.075220	58,586,278	0.267497	21,901,672,039
The resolution was duly passed as an ordinary resolution.
6 To consider and approve the appointment of Mr. Anthony Francis Neoh as an Independent Non-executive Director of the Company.	21,888,134,952	99.938192	2,413,355	0.011019	11,123,732	0.050789	21,901,672,039
The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

							Attending and
	For		Against		Abstain		Voting
	No. of shares		No. of shares		No. of shares
Resolutions	voted	%	voted	%	voted	%	No. of shares
7 To consider and approve the renewal of liability insurance for the Directors and senior management officers of the Company.	20,284,337,815	92.615476	1,414,441,688	6.458145	202,892,536	0.926379	21,901,672,039
The resolution was duly passed as an ordinary resolution.
II As a special resolution
8 To consider and approve the proposed amendments to the Articles of Association of the Company.	21,900,527,789	99.994775	786,015	0.003589	358,235	0.001636	21,901,672,039
The resolution was duly passed as a special resolution.
III Accepted and Reviewed
9 To accept and review the Duty Report of the Independent Directors of the Company for the year 2009.
10 To accept and review the Report on the Status of Connected Transactions and the Execution of the Connected Transactions Management System of the Company for the year 2009.
The full text of the resolutions is set out in the notice of AGM dated 19 April 2010.
Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.
II.	ELECTION OF MR. ANTHONY FRANCIS NEOH AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE COMPANY
The appointment of Mr. Anthony Francis Neoh as an Independent Non-executive Director of the Company will commence from the date of approval of the qualifications of Mr. Neoh by the China Insurance Regulatory Commission. The Company will issue a separate announcement in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited once the appointment becomes effective.

Commission File Number 001-31914
III.	DISTRIBUTION OF FINAL DIVIDEND
Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2009 to H share shareholders of the Company are as follows:
The Company will distribute a final dividend of RMB0.70 per share (equivalent to HK$0.798691 per share) (inclusive of applicable tax) for the year ended 31 December 2009 to H share shareholders whose names appeared on the register of members of H shares of the Company on Friday, 4 June 2010.
According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.876434: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM.
According to the “Law on Corporate Income Tax of the People’s Republic of China” and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2009 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of corporate income tax.
The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be distributed by the Receiving Agent on or before Tuesday, 24 August 2010. Relevant cheques will be dispatched to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 4 June 2010
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent Non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore

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